GREY

                             GREY ADVERTISING INC.

                             1999 FINANCIAL REPORT

                             GREY ADVERTISING INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. and its subsidiaries (collectively with Grey, the "Company") is the sixth largest United States-headquartered, worldwide marketing communications services company in the world according to Advertising Age, a respected trade publication. The Company was founded in 1917, incorporated in New York in 1925 and changed its state of incorporation to Delaware in 1974.

     The Company has evolved from a traditional advertising agency to a full-service, marketing communications company operating principally through equity-owned operations in 158 cities in 90 countries worldwide. Its primary business is to create marketing communications programs for its clients across every channel of the media spectrum. The Company offers full-service advertising through Grey Worldwide, one of the largest global agency networks. In addition, it provides a broad array of specialized communications and integrated marketing services including: public relations/public affairs (GCI/APCO); direct marketing (Grey Direct); strategic co-marketing (J. Brown/LMC Group); interactive communications and e-commerce (Grey Interactive, Beyond Interactive, MediaCom Digital Technologies); healthcare marketing (Grey Healthcare Group); entertainment and youth marketing (G-Whiz Entertainment); Hispanic marketing
(FOVA); Yellow Pages advertising (Grey Directory Marketing); business, marketing and sales communications (Great! Communications); corporate identify and sales promotion (Grey Design & Promotion); financial services multimedia communications (Visual Communications); media research, buying and planning services (MediaCom); and brand planning (Grey Brand Planning and Research). The Company's client roster includes major national and international advertisers of consumer and commercial goods and services.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1999, 1998 or 1997. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Related information appears in Note N to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1998-1999

                                                                DOLLARS PER
                                                                   SHARE
                                                              ----------------         DIVIDENDS
                                                              HIGH         LOW         PER SHARE
                                                              ----         ---         ---------
1998
First Quarter...............................................  370          325           $1.00
Second Quarter..............................................  455          360            1.00
Third Quarter...............................................  417          312            1.00
Fourth Quarter..............................................  369          262            1.00
1999
First Quarter...............................................  388          311            1.00
Second Quarter..............................................  342          284            1.00
Third Quarter...............................................  372          322            1.00
Fourth Quarter..............................................  397          325            1.00

---------------
* Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessary represent actual transactions.

Note  Stockholders of Record -- Common Stock 459 (5/1/00);
      Limited Duration Class B Common Stock 218 (5/1/00).

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS.

                             RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 14.1% in 1999 and 8.9% in 1998 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 16.9% in 1999 and 11.7% in 1998. In 1999, 1998 and 1997, respectively, 43.6%, 44.9% and 44.5% of consolidated gross income was attributable to domestic operations and 56.4%, 55.1% and 55.5%, respectively, to international operations. In 1999, gross income from domestic operations increased 10.8% versus 1998 and was up 9.7% in 1998 versus 1997. Gross income from international operations increased 16.8% (21.8% absent exchange rate fluctuations) in 1999 when compared to 1998 and 8.2% (13.3% absent exchange rate fluctuations) in 1998 when compared to 1997. The increases in gross income in both years primarily resulted from expanded activities from existing clients, the continued growth of the Company's general advertising agency and specialized communications operations, and from acquired companies.

     Salaries and employee related expenses increased 16.2% in 1999 and 13.2% in 1998 as compared to the respective prior years. Office and general expenses increased 19.2% in 1999 and 7.2% in 1998 versus respective prior years. The 1999 increases in salary and employee related expenses are marginally higher than revenue growth reflecting the fact that a number of the operations grew and added to staff, compensation costs were not commensurably reduced at those operations which experienced losses of business which were not fully replaced, and the costs of staff retrenchment in a number of international markets. The increase in office and general expenses in 1999 is partially attributable to higher costs of amortizing acquisitions, the write-off of certain assets at a number of the Company's loss making locations, and the need for greater and generally more expensive real estate. The 1998 cost increases reflect the general growth of the business, and an increased investment in staffing to better serve our multinational clients and their businesses in developing markets.

     Inflation did not have a material effect on revenue or expenses in 1999, 1998 or 1997.

     Other income-net decreased in 1999 by $1,098,000 and increased in 1998 by $2,124,000 as compared to the comparable prior periods. The 1999 decrease is primarily due to a reduction of interest income from marketable securities which were liquidated, offset to a limited degree by overall gains on the sale of certain of those securities. The 1998 increase was due primarily to increased net interest income generated from higher average invested balances.

     The effective tax rate increased to 71.6% in 1999 as compared to 50.5% in 1998 primarily because the Company decided it was not prudent to recognize the future tax benefit attributable to losses at certain international subsidiaries; should the benefit from these losses be realized against taxable profits in the future, it will have a positive impact on the Company's results when recognized. The tax rate in 1997 was 48.7%. The change in the effective tax rate in 1998, as compared to 1997, was due to higher effective state and local tax rates and higher effective foreign tax rates, largely dependent upon where the Company generates profits.

     Minority interest increased in 1999 by $1,524,000 and decreased $2,602,000 in 1998 as compared to the respective prior years. The changes in 1999 and in 1998 were primarily due to changes in the levels of ownership and the level of profits, of majority-owned companies.

     Equity in earnings of nonconsolidated affiliated companies increased $474,000 in 1999 and decreased $900,000 in 1998 as compared to the respective prior years. These changes are due primarily to changes in the level of ownership and the level of profits attributable to the nonconsolidated companies.

     The Company reported net income of $6,401,000 in 1999 as compared to $25,877,000 in 1998 and $30,451,000 in 1997. Diluted earnings per common share was $4.86 in 1999 as compared to $18.98 in 1998 and $21.89 in 1997.

     For purpose of computing basic earnings per common share, the Company's net income was adjusted by (i) dividends paid on the Company's preferred stock and
(ii) by the change in redemption value of the Company's preferred stock. For the purpose of computing diluted earnings per common share, net income was also adjusted by the interest savings, net of tax, on the assumed conversion of the Company's 8 1/2% Convertible Subordinated Debentures.

     The Company's 1999 results were adversely affected by the loss of certain clients in 1998 in its general advertising business, which had not been fully replaced, the continued losses at some of its international operations and the associated costs incurred to address those international operations. During 1999, the Company won significant assignments in its core advertising agency business and secured additional important assignments from existing clients, won a significant number of new integrated communications "Dot.com" accounts and new business in its specialized communications units. The Company also expanded the scope and capabilities of its global network by completing a number of selected acquisitions.

     The Company's results may be affected by currency exchange rate fluctuations given the Company's extensive international operations. Generally, the foreign currency exchange risk is limited to net income of each operation because the Company's revenues and expenses, by country, are almost exclusively denominated in the local currency of each respective country with both revenue and expense items matched.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Accordingly, computer equipment, software and other devices with embedded technology that are date-sensitive may not be able to distinguish between the year 1900 and the year 2000 and may encounter difficulties as a result. This could result in system failures or miscalculations causing a temporary disruption of the ordinary course of business.

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, Grey and its operating subsidiaries, both domestically and internationally, completed their remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no disruptions in information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. Neither did the Company experience any disruptions from the Year 2000 readiness of broadcasters, governments, financial institutions, utilities, communications suppliers, building services, other infrastructure suppliers and other parties with whom it does business and upon whom it is dependent in various ways, both domestically and internationally, but over which it has no direct control.

     Grey and its subsidiaries utilized both internal and external resources to reprogram, replace, implement and test the software modifications necessary for Year 2000 compliance. The cost of the project was approximately $4,000,000, was in-line with previous estimates and did not have a material effect on the Company.

     The Company is not aware of any material problems resulting from Year 2000 issues, either with its services to client, its internal systems, or the products and services of third parties. While there have been no material problems to date, and the Company believes that there will be no major issues throughout the year, the magnitude and complexity of the Year 2000 issue precludes absolute assurance that issues may not arise during the year 2000. The Company will continue to monitor its computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to be liquid by maintaining significant levels of cash, cash equivalents and investments in highly liquid marketable securities, most of which are money market funds and corporate bonds. Cash and cash equivalents were $306,556,000 and $153,816,000 at December 31, 1999 and 1998,
respectively, and the Company's investment in marketable securities was $28,010,000 and $85,957,000 at December 31, 1999 and 1998, respectively. The continued high level of liquidity reflects the Company's ongoing focus on its cash management process. The Company generated significant cash from operations in 1999; yet, working capital decreased by $60,351,000 to a deficit of $56,887,000 at December 31, 1999 versus $3,464,000 positive balance at December 31, 1998 because of continued steady levels of investment in its business. The decrease in working capital is largely attributable to acquisitions of new companies, increased ownership in majority-owned subsidiaries and investments in private securities.

     Domestically, the Company maintains committed bank lines of credit totaling $60,000,000. These lines of credit were partially utilized during both 1999 and 1998 to secure obligations of selected international subsidiaries in the amounts of $20,500,000 and $18,700,000 at December 31, 1999 and 1998, respectively.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. Amounts outstanding under such facilities at December 31, 1999 and 1998 were $48,000,000 and $52,211,000, respectively. Total borrowings remained relatively constant.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources will be sufficient to meet its short-term cash requirements in the future. While the Company has not utilized long-term borrowings to fund its operating needs, the Company has a $75,000,000 loan outstanding from December 1997 from the Prudential Insurance Company of America. The loan bears interest at the rate of 6.94% and is repayable in three equal annual installments, commencing in December 2003. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater gross income earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

                               FASB STATEMENT 133

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in derivative fair values will either be recognized in earnings in the period of change or reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company will adopt the new statement in the first quarter of 2001. The adoption of this standard is not expected to have any significant impact on the Company's Balance Sheets or its Statements of Income and Cash Flows.

      ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Occasionally, the Company enters into foreign currency contracts for known cash flows related to repatriation of earnings from its international subsidiaries. The term of each such foreign currency contract entered into in 1999 was for less than three months. At December 31, 1999, there were no foreign currency contracts open. In 1998, the Company did take advantage of an inverted yield curve in the United Kingdom and entered into an interest rate swap agreement as a hedge against rising interest rates by exchanging the cash flow on borrowings of L5,000,000 at a variable interest rate for the cash flow from a similar borrowing at a fixed interest rate of 5.67%. The Company had no other derivative contracts outstanding at December 31, 1999 and did not enter into any other derivative contracts during 1999.

                           FORWARD LOOKING STATEMENTS

     In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include Forward Looking Statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These Forward Looking Statements may include, among other things, plans, objectives, projections, anticipated future economic performance or assumptions and the like that are subject to risks and uncertainties. Actual results or outcomes may differ materially from those discussed in the Forward Looking Statements. Important factors which may cause actual results to differ, include but are not limited to, the following: the unanticipated loss of a material client or key personnel, delays or reductions in client budgets, shifts in industry rates of compensation, government compliance costs or litigation, unanticipated natural disasters, technological developments, changes in the general economic conditions that affect exchange rates, interest rates and/or consumer spending either in the United States or international markets in which the Company operates, unanticipated expenses, client preferences which can be affected by competition, undetected issues with certain computer programs which may not yet be fully year 2000 compliant and the ability to project risk factors which may vary. Certain of these factors are discussed in greater detail elsewhere herein.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31
                                                              ---------------------------
                                                                  1999           1998
                                                                  ----           ----
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  306,556     $  153,816
  Marketable securities.....................................        5,581         55,130
  Accounts receivable.......................................      940,612        797,474
  Expenditures billable to clients..........................       51,991         66,681
  Other current assets......................................       93,207         75,481
                                                               ----------     ----------
          Total current assets..............................    1,397,947      1,148,582
Investments in and advances to nonconsolidated affiliated
  companies.................................................       17,961         16,705
Fixed assets -- net.........................................      126,939        113,084
Marketable securities.......................................       22,429         30,827
Intangibles -- net of accumulated amortization of $42,818 in
  1999 and $31,466 in 1998..................................      157,115        116,499
Other assets -- including loans to executive officers of
  $5,247 in 1999 and $5,572 in 1998.........................       86,863         63,956
                                                               ----------     ----------
          Total assets......................................   $1,809,254     $1,489,653
                                                               ==========     ==========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                                                                      DECEMBER 31
                                                              ---------------------------
                                                                  1999           1998
                                                                  ----           ----
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $1,161,508     $  865,427
  Notes payable to banks....................................       68,500         70,911
  Accrued expenses and other................................      208,254        184,497
  Income taxes payable......................................       16,572         24,283
                                                               ----------     ----------
          Total current liabilities.........................    1,454,834      1,145,118
Other liabilities -- including deferred compensation of
  $44,160 in 1999 and $41,871 in 1998.......................       75,260         68,676
Long-term debt..............................................       78,025         78,025
Minority interest...........................................       19,620         14,112
Redeemable preferred stock -- at redemption value; par value
  $1 per share; authorized 500,000 shares; issued and
  outstanding 30,000 shares in 1999 and 1998................       10,150         10,333
Common stockholders' equity:
  Common Stock -- par value $1 per share; authorized
     10,000,000 shares; issued 1,228,534 shares in 1999 and
     1,205,041 shares in 1998...............................        1,229          1,205
  Limited Duration Class B Common Stock -- par value $1 per
     share; authorized 2,000,000 shares; issued 261,224
     shares in 1999 and 282,765 shares in 1998..............          261            283
  Paid-in additional capital................................       39,763         38,832
  Retained earnings.........................................      191,042        189,714
  Accumulated other comprehensive loss:
     Cumulative translation adjustment......................      (15,462)       (11,716)
     Unrealized loss on marketable securities...............         (141)        (1,307)
                                                               ----------     ----------
          Total accumulated other comprehensive loss........      (15,603)       (13,023)
                                                               ----------     ----------
  Loans to officer used to purchase Common Stock and Limited
     Duration Class B Common Stock..........................       (4,726)        (4,726)
                                                               ----------     ----------
                                                                  211,966        212,285
  Less -- cost of 218,514 and 222,950 shares of Common Stock and 26,937 and 26,762 shares of Limited Duration Class
     B Common Stock held in treasury at December 31, 1999
     and 1998, respectively.................................       40,601         38,896
                                                               ----------     ----------
          Total common stockholders' equity.................      171,365        173,389
Retirement plans, leases and contingencies..................
                                                               ----------     ----------
          Total liabilities and common stockholders'
            equity..........................................   $1,809,254     $1,489,653
                                                               ==========     ==========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                 1999        1998       1997
                                                                 ----        ----       ----
                                                                (IN THOUSANDS, EXCEPT SHARE
                                                                    AND PER SHARE DATA)
Commissions and fees........................................  $1,067,212   $935,181   $858,752
Expenses:
  Salaries and employee related expenses....................     697,083    599,681    529,863
  Office and general expenses...............................     337,256    282,843    263,969
                                                              ----------   --------   --------
                                                               1,034,339    882,524    793,832
                                                              ----------   --------   --------
                                                                  32,873     52,657     64,920
Other income -- net.........................................       5,397      6,495      4,371
                                                              ----------   --------   --------
Income of consolidated companies before taxes on income.....      38,270     59,152     69,291
Provision for taxes on income...............................      27,400     29,856     33,719
                                                              ----------   --------   --------
Income of consolidated companies............................      10,870     29,296     35,572
Minority interest applicable to consolidated companies......      (5,665)    (4,141)    (6,743)
Equity in earnings of nonconsolidated affiliated
  companies.................................................       1,196        722      1,622
                                                              ----------   --------   --------
Net income..................................................  $    6,401   $ 25,877   $ 30,451
                                                              ==========   ========   ========
Earnings per Common Share:
     Basic..................................................  $     5.13   $  20.81   $  25.03
     Diluted................................................  $     4.86   $  18.98   $  21.89

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                PAID-IN
                                      COMMON   ADDITIONAL   COMPREHENSIVE   RETAINED
                                      STOCK     CAPITAL        INCOME       EARNINGS
                                      ------   ----------   -------------   --------
                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1996........  $1,432    $42,814                     $144,789
  Comprehensive income:
    Net income......................                          $ 30,451        30,451
    Other comprehensive loss:
      Translation adjustment........                           (12,001)
      Unrealized gain on marketable
        securities, net of
        reclassification adjustment
        for gains included in net
        income of $215..............                             1,059
                                                              --------
    Other comprehensive loss........                           (10,942)
                                                              --------
  Total comprehensive income........                          $ 19,509
                                                              ========
  Cash dividends -- Common Shares --
    $4.00 per share.................                                          (4,738)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share...........................                                            (256)
  Common Shares acquired -- at
    cost............................
  Dividends payable in Common Shares
    pursuant to the Senior
    Management Incentive Plan.......                                            (370)
  Increase in redemption value of
    Redeemable Preferred Stock......                                            (662)
  Restricted stock activity.........               (143)
  Tax benefit from restricted
    stock...........................                  8
  Common Shares issued upon exercise
    of stock options................                 52
  Senior Management Incentive Plan
    activity........................              1,618
                                      ------    -------                     --------
Balance at December 31, 1997........  1,432      44,349                      169,214
                                      ------    -------                     --------

                                                                       ACCUMULATED
                                         COMMON STOCK                     OTHER
                                       HELD IN TREASURY               COMPREHENSIVE
                                      ------------------   LOANS TO      INCOME
                                      SHARES     AMOUNT    OFFICERS      (LOSS)        TOTAL
                                      -------   --------   --------   -------------   --------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1996........  249,569   $(38,096)  $(4,726)     $  1,709      $147,922
  Comprehensive income:
    Net income......................                                                    30,451
    Other comprehensive loss:
      Translation adjustment........
      Unrealized gain on marketable
        securities, net of
        reclassification adjustment
        for gains included in net
        income of $215..............
    Other comprehensive loss........                                     (10,942)      (10,942)
  Total comprehensive income........
  Cash dividends -- Common Shares --
    $4.00 per share.................                                                    (4,738)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share...........................                                                      (256)
  Common Shares acquired -- at
    cost............................    3,007       (962)                                 (962)
  Dividends payable in Common Shares
    pursuant to the Senior
    Management Incentive Plan.......                                                      (370)
  Increase in redemption value of
    Redeemable Preferred Stock......                                                      (662)
  Restricted stock activity.........   (3,000)       309                                   166
  Tax benefit from restricted
    stock...........................                                                         8
  Common Shares issued upon exercise
    of stock options................     (716)        19                                    71
  Senior Management Incentive Plan
    activity........................                                                     1,618
                                      -------   --------   -------      --------      --------
Balance at December 31, 1997........  248,860    (38,730)   (4,726)       (9,233)      162,306
                                      -------   --------   -------      --------      --------

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                   PAID-IN
                                         COMMON   ADDITIONAL   COMPREHENSIVE   RETAINED
                                         STOCK     CAPITAL        INCOME       EARNINGS
                                         ------   ----------   -------------   --------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1997...........  $1,432    $44,349                     $169,214
  Comprehensive income:
    Net income.........................                           $25,877        25,877
    Other comprehensive loss:
      Translation adjustment...........                            (2,294)
      Unrealized loss on marketable
        securities, net of
        reclassification adjustment for
        gains included in net income of
        $256...........................                            (1,496)
                                                                  -------
    Other comprehensive loss...........                            (3,790)
                                                                  -------
  Total comprehensive income...........                           $22,087
                                                                  =======
  Cash dividends -- Common Shares --
    $4.00 per share....................                                          (4,895)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share..............................                                            (244)
  Common Shares acquired -- at cost....
  Dividends payable in Common Shares
    pursuant to the Senior Management
    Incentive Plan.....................                                             (14)
  Increase in redemption value of
    Redeemable Preferred Stock.........                                            (224)
  Restricted stock activity............                 81
  Tax benefit from restricted stock....                  8
  Common Shares issued upon exercise of
    stock options......................                  5
  Senior Management Incentive Plan
    activity...........................     56      (5,611)
                                         ------    -------                     --------
Balance at December 31, 1998...........  1,488      38,832                      189,714
                                         ------    -------                     --------

                                            COMMON STOCK                  ACCUMULATED
                                          HELD IN TREASURY                   OTHER
                                         ------------------   LOANS TO   COMPREHENSIVE
                                         SHARES     AMOUNT    OFFICERS       LOSS         TOTAL
                                         -------   --------   --------   -------------   --------
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1997...........  248,860   $(38,730)  $(4,726)     $ (9,233)     $162,306
  Comprehensive income:
    Net income.........................                                                    25,877
    Other comprehensive loss:
      Translation adjustment...........
      Unrealized loss on marketable
        securities, net of
        reclassification adjustment for
        gains included in net income of
        $256...........................
    Other comprehensive loss...........                                      (3,790)       (3,790)
  Total comprehensive income...........
  Cash dividends -- Common Shares --
    $4.00 per share....................                                                    (4,895)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share..............................                                                      (244)
  Common Shares acquired -- at cost....      427       (168)                                 (168)
  Dividends payable in Common Shares
    pursuant to the Senior Management
    Incentive Plan.....................                                                       (14)
  Increase in redemption value of
    Redeemable Preferred Stock.........                                                      (224)
  Restricted stock activity............      625        (21)                                   60
  Tax benefit from restricted stock....                                                         8
  Common Shares issued upon exercise of
    stock options......................     (200)        23                                    28
  Senior Management Incentive Plan
    activity...........................                                                    (5,555)
                                         -------   --------   -------      --------      --------
Balance at December 31, 1998...........  249,712    (38,896)   (4,726)      (13,023)      173,389
                                         -------   --------   -------      --------      --------

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                   PAID-IN
                                         COMMON   ADDITIONAL   COMPREHENSIVE   RETAINED
                                         STOCK     CAPITAL        INCOME       EARNINGS
                                         ------   ----------   -------------   --------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1998...........  $1,488    $38,832                     $189,714
  Comprehensive income:
    Net income.........................                           $ 6,401         6,401
    Other comprehensive loss:
      Translation adjustment...........                            (3,746)
      Unrealized gain on marketable
        securities, net of
        reclassification adjustment for
        gains included in net income of
        $1,980.........................                             1,166
                                                                  -------
    Other comprehensive loss...........                            (2,580)
                                                                  -------
  Total comprehensive income...........                           $ 3,821
                                                                  =======
  Cash dividends -- Common Shares --
    $4.00 per share....................                                          (4,979)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share..............................                                            (240)
  Common Shares acquired -- at cost....
  Dividends payable in cash pursuant to
    the Senior Management Incentive
    Plan...............................                                             (37)
  Decrease in redemption value of
    Redeemable Preferred Stock.........                                             183
  Restricted stock activity............               (536)
  Tax benefit from restricted stock....                 12
  Common Shares issued upon exercise of
    stock options......................                230
  Senior Management Incentive Plan
    activity...........................      2       1,225
                                         ------    -------                     --------
Balance at December 31, 1999...........  $1,490    $39,763                     $191,042
                                         ======    =======                     ========

                                            COMMON STOCK                   ACCUMULATED
                                          HELD IN TREASURY                    OTHER
                                         -------------------   LOANS TO   COMPREHENSIVE
                                          SHARES     AMOUNT    OFFICERS       LOSS         TOTAL
                                         --------   --------   --------   -------------   --------
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at December 31, 1998...........  249,712    $(38,896)  $(4,726)     $(13,023)     $173,389
  Comprehensive income:
    Net income.........................                                                      6,401
    Other comprehensive loss:
      Translation adjustment...........
      Unrealized gain on marketable
        securities, net of
        reclassification adjustment for
        gains included in net income of
        $1,980.........................
    Other comprehensive loss...........                                       (2,580)       (2,580)
  Total comprehensive income...........
  Cash dividends -- Common Shares --
    $4.00 per share....................                                                     (4,979)
  Cash dividends -- Redeemable
    Preferred Stock -- $8.00 per
    share..............................                                                       (240)
  Common Shares acquired -- at cost....   10,043      (3,361)                               (3,361)
  Dividends payable in cash pursuant to
    the Senior Management Incentive
    Plan...............................                                                        (37)
  Decrease in redemption value of
    Redeemable Preferred Stock.........                                                        183
  Restricted stock activity............   (9,820)      1,132                                   596
  Tax benefit from restricted stock....                                                         12
  Common Shares issued upon exercise of
    stock options......................   (4,484)        524                                   754
  Senior Management Incentive Plan
    activity...........................                                                      1,227
                                         -------    --------   -------      --------      --------
Balance at December 31, 1999...........  245,451    $(40,601)  $(4,726)     $(15,603)     $171,365
                                         =======    ========   =======      ========      ========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                              -----------------------------------------
                                                                  1999           1998          1997
                                                              ------------   ------------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                DATA)
OPERATING ACTIVITIES
Net income..................................................   $   6,401      $  25,877      $ 30,451
Adjustments to reconcile net income to net cash provided by
  operating activities, net of acquisitions:
Depreciation and amortization of fixed assets...............      33,532         27,992        25,866
Amortization of intangibles.................................      11,405          7,957         6,160
Deferred compensation.......................................       6,844         12,366        14,002
Equity in earnings of nonconsolidated affiliated companies,
  net of dividends received of $645 in 1999, $856 in 1998,
  and $658 in 1997..........................................        (551)           134          (964)
Gains from the sale of marketable securities................      (1,980)          (256)         (215)
Gains from the sale of a nonconsolidated affiliated
  company...................................................          --           (336)         (384)
Minority interest applicable to consolidated companies......       5,665          4,141         6,743
Amortization of restricted stock expense....................         586             84           140
Deferred income taxes.......................................      (3,211)        (4,793)       (7,366)
Changes in operating assets and liabilities:
  Increase in accounts receivable...........................    (169,498)      (106,600)      (89,556)
  Decrease (increase) in expenditures billable to clients...      11,059         (9,644)       (6,103)
  Increase in other current assets..........................     (21,169)        (9,590)       (5,314)
  Increase in other assets..................................     (13,470)        (7,264)         (652)
  Increase in accounts payable..............................     320,910        110,878       121,303
  Increase (decrease) in accrued expenses and other.........      33,601         (1,721)       14,473
  (Decrease) increase in income taxes payable...............      (5,761)         7,656           480
  Increase in other liabilities.............................       1,264             35         1,380
                                                               ---------      ---------      --------
Net cash provided by operating activities...................     215,627         56,916       110,444
INVESTING ACTIVITIES
Purchases of fixed assets...................................     (51,255)       (47,068)      (39,718)
Trust fund deposits.........................................      (3,660)        (5,306)       (2,974)
Increase in investments in and advances to nonconsolidated
  affiliated companies......................................        (705)          (840)       (1,142)
Purchases of marketable securities..........................      (7,840)       (41,088)      (25,038)
Proceeds from the sales of marketable securities............      67,236         26,684        49,613
Purchases of investment securities..........................      (7,123)            --            --
Increase in intangibles, primarily goodwill.................     (52,021)       (24,839)      (19,912)
                                                               ---------      ---------      --------
Net cash used in investing activities.......................     (55,368)       (92,457)      (39,171)

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                                                                       YEAR ENDED DECEMBER 31
                                                              -----------------------------------------
                                                                  1999           1998          1997
                                                              ------------   ------------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                DATA)
FINANCING ACTIVITIES
Net proceeds from (repayments of) short-term borrowings.....       1,941         45,694       (60,895)
Proceeds from term loan.....................................          --             --        75,000
Repayment of term loan......................................          --             --       (30,000)
Common Shares acquired for treasury.........................      (3,361)          (168)         (962)
Preferred Shares redeemed to treasury.......................          --           (651)           --
Cash dividends paid on Common Shares........................      (5,016)        (4,895)       (4,738)
Cash dividends paid on Redeemable Preferred Stock...........        (240)          (244)         (256)
Net proceeds from issuance (payments for repurchase) of
  Restricted Stock..........................................          22            (18)           27
Proceeds from exercise of stock options.....................         754             28            71
Borrowings under life insurance policies....................         536            510           450
                                                               ---------      ---------      --------
Net cash (used in) provided by financing activities.........      (5,364)        40,256       (21,303)
Effect of exchange rate changes on cash.....................      (2,155)        (1,452)      (11,902)
                                                               ---------      ---------      --------
Increase in cash and cash equivalents.......................     152,740          3,263        38,068
Cash and cash equivalents at beginning of year..............     153,816        150,553       112,485
                                                               ---------      ---------      --------
Cash and cash equivalents at end of year....................   $ 306,556      $ 153,816      $150,553
                                                               =========      =========      ========

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (in thousands, except share and per share data)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Commissions and Fees and Accounts Receivable

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred. Accounts receivable include both the income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's international operations are translated at the exchange rate in effect at each year end and statement of income accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are recorded as a component of

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) other comprehensive income (loss). Foreign currency transaction gains and losses are reported in income. During 1999, 1998 and 1997, foreign currency transaction gains and losses were not material.

  Intangibles

     The excess of purchase price over the underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies ("goodwill") is amortized by the straight-line method over periods of up to twenty years. The amounts of intangibles, net of accumulated amortization, associated with consolidated subsidiaries and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $157,115 and $3,001 in 1999, and $116,499 and $3,394 in 1998, respectively.

     The Company periodically assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local management staff and any changes in general economic conditions. The Company quantifies the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This requires management to make certain specific assumptions with respect to future revenue and expense levels. When multiple investments are made in a single company, a weighted average amortization period is used. Charges to reflect permanent impairment are recorded to the extent that the unamortized carrying value of the goodwill exceeds the future cumulative discounted cash flows.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     The Company has designated all its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as other comprehensive income (loss).

  Investment Securities

     Investment securities are primarily investments in private companies and are included in Other Assets. Because quoted market prices are not available, such investments are recorded at cost, net of impairment write-downs, if necessary.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Stock-Based Compensation

     As permitted by Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards in accordance with APB Opinion No. 25, Accounting For Stock Issued to Employees. No compensation expense is recorded for options granted at fair market value at the date of grant. The excess of the fair market value of Restricted Stock over the cash consideration received is amortized, as compensation, over the period of restriction. The future obligation to issue stock, pursuant to the Company's Senior Management Incentive Plan, is included in Paid-in Additional Capital and results in periodic charges to compensation.

  Earnings Per Common Share

     The computation of basic earnings per common share is based on the weighted average number of common shares outstanding and for diluted earnings per common share includes adjustments for the effect of the assumed exercise of dilutive stock options, shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note M(1)) and the assumed conversion of the 8 1/2% Convertible Subordinated Debentures. For the purpose of computing basic earnings per common share, the Company's net income is adjusted by dividends on the Preferred Stock and by the increase or decrease in redemption value of the Preferred Stock during the relevant period. For the purpose of computing diluted earnings per common share, net income is also adjusted by the interest savings, net of tax, on the assumed conversion of the Company's 8 1/2% Convertible Subordinated Debentures.

B.  INTERNATIONAL OPERATIONS

     The following financial data is applicable to the Company's consolidated international subsidiaries:

                                                          1999       1998       1997
                                                        --------   --------   --------
Current assets........................................  $685,512   $610,767   $489,242
Current liabilities...................................   718,620    621,164    480,514
Other assets -- net of other liabilities..............   186,271    161,619     79,391
Net (loss) income.....................................   (14,665)       745      8,921

     Consolidated retained earnings at December 31, 1999 includes equity in unremitted earnings of nonconsolidated international companies of approximately $10,590.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

C.  OTHER INCOME -- NET

     Details of other income -- net are:

                                                          1999       1998       1997
                                                        --------   --------   --------
Interest income.......................................  $ 14,995   $ 16,113   $ 13,826
Interest expense......................................   (12,479)   (11,506)   (11,095)
Gains from the sale of marketable securities..........     1,980        592        599
Dividends from affiliates.............................        86         93         83
Other income -- net...................................       815      1,203        958
                                                        --------   --------   --------
                                                        $  5,397   $  6,495   $  4,371
                                                        ========   ========   ========

D.  FIXED ASSETS

     Components of fixed assets -- at cost are:

                                                                1999        1998
                                                              ---------   ---------
Furniture, fixtures and equipment...........................  $ 205,451   $ 180,657
Leaseholds and leasehold improvements.......................     79,858      69,961
                                                              ---------   ---------
                                                                285,309     250,618
Accumulated depreciation and amortization...................   (158,370)   (137,534)
                                                              ---------   ---------
                                                              $ 126,939   $ 113,084
                                                              =========   =========

E.  ACQUISITIONS AND RELATED COSTS

     In 1999, the Company completed a number of acquisitions that expanded its core capabilities and presence in specialized communications areas and also increased its investments in majority-owned subsidiaries in key markets. The acquisitions and increased investments were accounted for under the purchase method and had an aggregate purchase price of $53,784. The purchase price and corresponding goodwill in connection with a number of the acquisitions may be increased by contingent payouts to certain of the sellers depending on the future earnings of the acquired entities. Goodwill arising from these transactions is being amortized in accordance with the Company's policy. Results of the operations from these acquired entities for the period were not material. In late December 1998, pursuant to a cash tender offer, the common and preferred shareholders of TMBG Media Co. ("TMBG"), a United Kingdom company, agreed to be acquired by the Company. In January 1999, the Company distributed cash in the amount of $47,006 in exchange for 100% of TMBG's voting common stock and 90% of its preferred stock. The acquisition was funded out of operating cash and has been accounted for using the purchase method. Results of operations of TMBG for the period December 23, 1998 to December 31, 1998 were not material and thus were not included in the Consolidated Statement of Income for the year ended December 31, 1998. TMBG's net assets of $8,007, including $14,158 of cash as well as the liability related to the tendered shares of TMBG were included in the consolidated balance sheet at December 31, 1998. The excess of purchase price over the underlying net equity of TMBG

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

E. ACQUISITIONS AND RELATED COSTS (CONTINUED) was recorded as goodwill and is being amortized in accordance with the Company's accounting policy. Pro-forma results of operations for 1999 and 1998 would not be materially different from the reported amounts for those periods.

F.  MARKETABLE SECURITIES AND OTHER INVESTMENT SECURITIES

     The marketable securities and other investment securities, by type of investment, held by the Company at December 31, 1999 and 1998 are as follows:

                                                               1999      1998
                                                              -------   -------
Marketable securities:
  Maturities of one year or less:
     Money market funds.....................................  $ 1,355   $55,130
     Equity securities......................................    4,226        --
                                                              -------   -------
                                                                5,581    55,130
                                                              -------   -------
  Maturities greater than one year:
     Corporate bonds........................................   22,429    30,827
                                                              -------   -------
          Total marketable securities.......................  $28,010   $85,957
                                                              =======   =======
Investment securities, primarily private equity
  securities................................................  $ 9,985   $ 2,343
                                                              =======   =======

     At December 31, 1999, the Company had unrealized gains of $2,790 and unrealized losses of $2,931 related primarily to investments in both U.S. and non-U.S. corporate bonds; all such bonds are denominated in U.S. dollars. At December 31, 1998, the Company had unrealized gains of $5,412 and unrealized losses of $6,719 related primarily to investments in both U.S. and non-U.S. corporate bonds; all such bonds are denominated in U.S. dollars. At December 31, 1999 and 1998, the Company's investments in marketable securities, classified as long-term, had an average maturity of approximately 5.43 and 6 years, respectively.

G.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $60,000 with various domestic banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit, which are renewable annually, were partially utilized during both 1999 and 1998 by selected foreign subsidiaries in the amount of $20,500 and $18,700 at the end of each respective year. The weighted average interest rate related to the debt associated with the committed lines of credit was 5.67% and 7.43% at December 31, 1999 and 1998, respectively. The Company had $48,000 and $52,211 outstanding under other uncommitted lines of credit at December 31, 1999 and 1998, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 5.91% and 6.24% at December 31, 1999 and 1998, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes. Occasionally, the Company enters into foreign currency contracts for known cash flows related to the repatriation of earnings.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

G. CREDIT ARRANGEMENTS AND LONG-TERM DEBT (CONTINUED) from its international subsidiaries. The terms of each foreign currency contract entered into in 1999 and 1998 were for less than three months. At December 31, 1999, there were no foreign currency contracts transactions open. In December 1998, the Company did take advantage of an inverted yield curve in the United Kingdom and entered into a two year interest rate swap agreement as a hedge against rising interest rates by exchanging the cash flow on borrowings of L5,000 at a variable interest rate under the uncommitted lines of credit, for the cash flow from a similar borrowing at a fixed interest rate of 5.67%. The fair value of the swap agreement was not material. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     Long-term debt at December 31, 1999 and 1998 is as follows:

                                                               1999      1998
                                                              -------   -------
Term loans..................................................  $75,000   $75,000
Convertible debentures......................................    3,025     3,025
                                                              -------   -------
Long-term debt..............................................  $78,025   $78,025
                                                              =======   =======

     The Company has a $75,000 loan outstanding from 1997 from the Prudential Insurance Company ("Prudential") at a fixed interest rate of 6.94% with the principal repayable in equal installments of $25,000 in December 2003, 2004 and 2005. The terms of the loan agreement require, inter alia, that the Company meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1999 and 1998, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $72,510 and $79,105 at December 31, 1999 and 1998, respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     The remaining portion of long-term debt consists of 8 1/2% Convertible Subordinated Debentures, due December 31, 2003, which are currently convertible into 8.44 shares of Common Stock and an equal number of shares of Limited Duration Class B Common Stock ("Class B Common Stock"), subject to certain adjustments, for each $1 principal amount of such debentures. The debentures were issued in exchange for cash and a $3,000, 9% promissory note from the Chairman and Chief Executive Officer of the Company, payable on December 31, 2004 (included in Other Assets at December 31, 1999 and 1998). During each of the years 1999, 1998 and 1997, the Company paid to the officer interest of $257 pursuant to the terms of the debentures and the officer paid to the Company interest of $270 pursuant to the terms of the 9% promissory note.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

G.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT (CONTINUED)
     The scheduled repayment of long-term debt is as follows:

                        YEARS ENDING
                        DECEMBER 31                           AMOUNT
                        ------------                          -------
2003........................................................  $28,025
2004........................................................   25,000
2005........................................................   25,000
                                                              -------
                                                              $78,025
                                                              =======

     During 1999 and 1998, the Company borrowed against the cash surrender value of the life insurance policies that it owns on the life of its Chairman and Chief Executive Officer. The amounts borrowed at December 31, 1999 and 1998 are $19,965 and $18,184, respectively, with an interest rate of 7.30% in each year, and are carried as a reduction of the related cash surrender value that is included in Other Assets. Of the amounts borrowed in 1999 and 1998, the Company received $536 and $510 in cash, respectively, and $1,245 was used in each year to pay premiums on the underlying life insurance policies.

     For the years 1999, 1998 and 1997, the Company made interest payments of $12,502, $11,673 and $11,969, respectively.

H.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1999 and 1998, the Company had outstanding 20,000 shares of Series I Preferred Stock and 5,000 shares each of Series II and Series III Preferred Stock. In 1997, 2,000 shares of Series 1 Preferred Stock were outstanding which were redeemed in 1998. The holder of the Series I, Series II and Series III Preferred Stock is the Chairman and Chief Executive Office of the Company. The terms of each class of Preferred Stock, including the basic economic terms relating thereto are essentially the same. The redemption date for the Series I, Series II and Series III Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under circumstances described below. The terms of the Series I, Series II and Series III Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his Preferred Stock for a period of 12 months following his
(i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company without cause.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Class B Common Stock (subject to certain adjustments) upon redemption, less a fixed discount established upon the issuance of the Preferred Stock. The holder of each class of Preferred Stock is entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In connection with his ownership of the Series I, Series II and Series III Preferred Stock, the holder issued to the Company full recourse promissory notes totaling $763 (included in Other Assets at December 31, 1999 and 1998) with a

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

H.  REDEEMABLE PREFERRED STOCK (CONTINUED)
maturity date of April 2004. The interest paid by the holder to the Company in 1999, 1998 and 1997 pursuant to the terms of these notes was approximately $69 in each year.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the Board of Directors determined the change in redemption value would not reflect a 1994 write-off of goodwill but rather reflect amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of Class B Common Stock, the holder of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

     In the event of the liquidation of the Company, the holder of the Preferred Stock is entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year-end) decreased by $183 in 1999 and increased by $224 and $662 in 1998 and 1997, respectively. The change in carrying value represents the change in aggregate redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

I.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Class B Common Stock, each having a $1 par value per share. The Class B Common Stock has the same dividend and liquidation rights as the Common Stock, and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. The Class B Common Stock will automatically convert to Common Stock on April 3, 2006.

J.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") is the Company's active restricted stock and stock option plan. The Stock Incentive Plan replaced the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock Option Plan and the Nonqualified Stock Option Plan (collectively, the "Prior Plans"), and any shares available for granting of awards under the Prior Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force, and shares reserved thereunder remain so for such purposes.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

J.  RESTRICTED STOCK AND STOCK OPTION PLANS (CONTINUED)
  Stock Incentive Plan

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock is available for grant under the Stock Incentive Plan. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("Committee") determines the terms and conditions under which the awards may be granted, vest or are exercisable. Options must be exercised within ten years of the date of grant. Shares of restricted stock may be sold to participants at a purchase price determined by the Committee (which may be less than fair market value per share).

     Under the Prior Plans, nonqualified and incentive stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant. Options must be exercised within ten years of grant and for only specified limited periods beyond termination of employment. There were 1,000 shares reserved for issuance under the Prior Plans at December 31, 1999.

  Nonqualified Options

     Transactions involving nonqualified options under the Stock Incentive and Prior Plans were:

                                                               NUMBER     WEIGHTED AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Outstanding, December 31, 1996..............................   135,474          $178
Granted.....................................................     8,450           260
Exercised...................................................        --            --
Forfeited...................................................    (1,500)          189
                                                               -------
Outstanding, December 31, 1997..............................   142,424           183
Granted.....................................................    45,400           333
Exercised...................................................      (200)          141
Forfeited...................................................    (8,675)          209
                                                               -------
Outstanding, December 31, 1998..............................   178,949           220
GRANTED.....................................................    18,870           318
EXERCISED...................................................    (4,484)          168
FORFEITED...................................................   (14,449)          221
                                                               -------
OUTSTANDING, DECEMBER 31, 1999..............................   178,886           231
                                                               =======

     There were 93,273, 76,750, and 50,133 options exercisable at December 31, 1999, 1998 and 1997, respectively. The weighted average fair value of the options granted during 1999, 1998 and 1997 was $135, $108 and $101, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

J.  RESTRICTED STOCK AND STOCK OPTION PLANS (CONTINUED)
     The remaining weighted average contractual life and weighted average exercise price of options outstanding as of December 31, 1999 and the weighted average exercise price for options exercisable at December 31, 1999 are as follows:

                                         OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          -------------------------------------------------   ------------------------------
                           NUMBER OF    WEIGHTED AVERAGE                       NUMBER OF
                            SHARES         REMAINING       WEIGHTED AVERAGE     SHARES      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------  -----------   ----------------   ----------------   -----------   ----------------
$131..................        1,000        0.2 years             $131             1,000           $131
149-171...............       74,666        4.4 years              150            44,106            150
187-196...............        1,950        6.0 years              194               167            187
235...................       33,150        6.3 years              235            20,000            235
259-282...............        8,450        7.3 years              260             8,000            259
268-393...............       59,670        6.9 years              330            20,000            333
                            -------                                              ------
          Total.......      178,886                                              93,273
                            =======                                              ======

  Incentive Stock Options

     There were no incentive stock options outstanding under the plan at December 31, 1999, 1998 or 1997.

  Restricted Stock

     In 1999, 9,820 shares of Restricted Stock were issued at a price of $1.00 per share. In 1998, 1,375 shares of Restricted Stock were issued at a price of $1.00 per share. In 1997, 3,000 shares of Restricted Stock were issued at prices between $1.00 and $93.50 per share. All stock is issued with restrictions as to transferability with various expiration dates between two and five years. In 1999, 1,750 restricted shares lapsed with no forfeitures. No restrictions lapsed in 1998 or 1997. In 1998, 2,000 shares were forfeited and held in treasury.

     Compensation to employees under the Stock Incentive and Prior Plans of $3,447 in 1999, $671 in 1998 and $756 in 1997, representing the excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($586 in 1999, $166 in 1998 and $140 in 1997) over the related required period of service of the respective employees. In 1998, accumulated amortization of $82 was added back to income resulting from the forfeiture of Restricted Stock.

  Pro Forma Information

     Pro forma information regarding net income and earnings per common share has been determined as if the Company had accounted for its employee stock options under the fair value method. The approximate fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for the years 1999, 1998 and 1997, respectively; risk-free interest rates of 5.69%, 5.53% and 6.70%; dividend yields of 1.26%, 1.18% and 1.40%; volatility factors of the expected

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

J. RESTRICTED STOCK AND STOCK OPTION PLANS (CONTINUED) market price of the Company's Common Stock of .27, .19 and .19; and a weighted-average expected life for the options of 10.0, 9.3, and 10.0 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                             1999     1998      1997
                                                            ------   -------   -------
Pro forma net income......................................  $5,613   $24,450   $29,689
Pro forma earnings per common share:
     Basic................................................  $ 4.52   $ 19.67   $ 24.41
     Diluted..............................................  $ 4.30   $ 17.95   $ 21.39

     The pro forma information for 1999, 1998 and 1997 is not necessarily indicative of future year calculations because options issued prior to 1995 have not been valued for purposes of the pro forma calculation.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

K.  COMPUTATION OF EARNINGS PER COMMON SHARE

     The following table shows the amounts used in computing earnings per common share and the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                           ------------------------------------
                                                              1999         1998         1997
                                                           ----------   ----------   ----------
  BASIC EARNINGS PER COMMON SHARE
WEIGHTED-AVERAGE SHARES..................................   1,237,007    1,220,767    1,180,146

Net Income...............................................      $6,401      $25,877      $30,451
Effect of dividend requirements and the change in
  redemption value of redeemable preferred stock.........         (57)        (468)        (917)
                                                           ----------   ----------   ----------
NET EARNINGS USED IN COMPUTATION.........................      $6,344      $25,409      $29,534
                                                           ----------   ----------   ----------
PER SHARE AMOUNT.........................................       $5.13       $20.81       $25.03
                                                           ==========   ==========   ==========
  DILUTED EARNINGS PER COMMON SHARE
Weighted-average shares used in Basic....................   1,237,007    1,220,767    1,180,146
Net effect of dilutive stock options and stock incentive
  plans(1)...............................................      45,244       74,121      124,289
Assumed conversion of 8.5% Convertible Subordinated
  Debentures.............................................      51,128       51,040       51,017
                                                           ----------   ----------   ----------
ADJUSTED WEIGHTED-AVERAGE SHARES.........................   1,333,379    1,345,928    1,355,452
                                                           ----------   ----------   ----------
Net Income used in Basic.................................      $6,344      $25,409      $29,534
8.5% Convertible Subordinated Debentures interest net of
  income tax effect......................................         137          137          139
                                                           ----------   ----------   ----------
NET EARNINGS USED IN COMPUTATION.........................      $6,481      $25,546      $29,673
                                                           ----------   ----------   ----------
PER SHARE AMOUNT.........................................       $4.86       $18.98       $21.89
                                                           ==========   ==========   ==========

---------------
(1) Includes 11,954, 31,481, and 92,391 shares for 1999, 1998 and 1997, respectively, expected to be issued pursuant to the terms of the Senior Management Incentive Plan.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

L.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1999 and 1998, the Company had deferred tax assets and deferred tax liabilities as follows:

                                                              DEFERRED TAX ASSETS
                                                                 (LIABILITIES)
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Deferred compensation.......................................  $ 23,691   $ 24,485
Accrued expenses............................................     3,928      3,649
Safe harbor lease and depreciation..........................     2,041        749
Foreign net operating losses................................    24,857     14,517
Tax on unremitted foreign earnings and other................    (1,956)    (1,477)
                                                              --------   --------
                                                                52,561     41,923
Valuation allowance.........................................   (17,915)   (10,488)
                                                              --------   --------
Net deferred tax assets.....................................  $ 34,646   $ 31,435
                                                              ========   ========
Included in:
  Other current assets......................................  $  9,520   $ 10,914
  Other assets..............................................    25,126     20,521
                                                              --------   --------
                                                              $ 34,646   $ 31,435
                                                              ========   ========

     The components of income of consolidated companies before taxes on income are as follows:

                                                            1999      1998      1997
                                                           -------   -------   -------
Domestic.................................................  $33,143   $44,600   $40,476
Foreign..................................................    5,127    14,552    28,815
                                                           -------   -------   -------
                                                           $38,270   $59,152   $69,291
                                                           =======   =======   =======

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                       1999                 1998                 1997
                                ------------------   ------------------   ------------------
                                CURRENT   DEFERRED   CURRENT   DEFERRED   CURRENT   DEFERRED
                                -------   --------   -------   --------   -------   --------
Federal.......................  $11,698   $(1,052)   $11,382   $ 1,526    $16,763   $(3,989)
Foreign.......................   13,476    (2,048)    16,010    (6,886)    15,171    (1,204)
State and local...............    5,437      (111)     7,257       567      9,151    (2,173)
                                -------   -------    -------   -------    -------   -------
                                $30,611   $(3,211)   $34,649   $(4,793)   $41,085   $(7,366)
                                =======   =======    =======   =======    =======   =======

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

L.  INCOME TAXES (CONTINUED)
     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                              1999    1998   1997
                                                              -----   ----   ----
Statutory Federal tax rate..................................   35.0%  35.0%  35.0%
State and local income taxes, net of Federal income tax
  benefits..................................................    9.0    8.6    6.6
Difference in foreign tax rates inclusive of not-tax
  benefited net operating losses............................   27.3    6.8    4.7
Withholding tax on unremitted foreign earnings..............    0.1    0.1    0.9
Other -- net................................................    0.2     --    1.5
                                                              -----   ----   ----
                                                               71.6%  50.5%  48.7%
                                                              =====   ====   ====

     During the years 1999, 1998 and 1997, the Company made income tax payments of $37,026 $31,104, and $39,689, respectively.

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-in Additional Capital.

     At December 31, 1999, the Company had cumulative net operating losses attributable to foreign subsidiaries of approximately $74,000. The duration over which the tax benefits attributable to these losses may be realized varies on a country by country basis, but in no instance will any of the benefits expire before 2003. Since a portion of the benefits may fail to be realized, a valuation allowance has been reflected.

M. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES

     1. The Company's Profit Sharing Plan is available to employees of Grey and qualifying subsidiaries meeting certain eligibility requirements. This plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations, as well as employee pre-tax contributions. The Company also maintains a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust
        (ESOT) in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the ESOT in 1999, 1998 and 1997. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, a number of subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain executive officers and employees. The Company maintains a Senior Management Incentive Plan ("Plan") in which deferred compensation is granted to senior executive or management employees deemed important to the continued success of the Company. The Plan operates as an ongoing series of individual five year plans. The latest plan in the series commenced in 1998. Awards will vest to individuals achieving five years of participation in the current plan. Those

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

M. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES (CONTINUED)
        participants who commence participation after 1998 will vest in their awards five years from the year of their initial participation. The amount recorded as an expense related to the Plan amounted to $4,414, $7,600 and $8,377 in 1999, 1998 and 1997, respectively. Approximately $1,876, $2,295 and $1,113 of plan expense incurred in 1999, 1998 and 1997, respectively, will be payable in Common Stock in accordance with the terms of the Plan. The awards payable in Common Stock were converted into an equivalent number of shares of Common Stock, based on the average of the market values on the last 15 business days of the calendar year. The net increase to Paid-in Additional Capital for the 1999 Plan is $1,225 and relates to the future obligation to issue Common Stock. The 1998 Plan activity included increases to Paid-in Additional Capital of $1,899 related to the future obligation to issue Common Stock and $3,648 related to the tax benefit resulting from the issuance of shares in settlement of the previous plan's awards offset by a decrease of $11,158 related to the repurchase of shares to satisfy statutory minimum tax withholding requirements. At December 31, 1999, approximately 17,000 shares are payable in Common Stock pursuant to the Plan of which approximately 1,300 shares were vested.

        In 1995, the Company and its Chairman and Chief Executive Officer entered into an agreement extending the term of his employment agreement with the Company through December 31, 2002. This agreement further provides for the deferral of certain compensation otherwise payable to the Chairman and Chief Executive pursuant to his employment agreement and the payment of such deferred compensation into a trust, commonly referred to as a rabbi trust, established with United States Trust Company of New York. The purpose of the trust arrangement is to ensure the Company's ability to deduct compensation paid to the Chairman and Chief Executive Officer without the application of Section 162(m) of the Internal Revenue Code ("Section"). The Section, under certain circumstances, denies a tax deduction to an employer for certain compensation expenses in excess of $1,000 per year paid by a publicly held corporation to certain of its executives. Amounts deferred and paid into the trust, as adjusted for the earnings and gains or losses on the trust assets, will be paid to the Chairman and Chief Executive Officer or to his estate, as the case may be, following the expiration of his employment agreement, or the termination of his employment by reason of death or disability. In 1998, the Company made payments to the rabbi trust which are to be used to fund a pension obligation to be payable to the Chairman and Chief Executive Officer over the eleven year period following the normal expiration of his current employment agreement ("pension period"). The initial pension deposit was for $1,040 with annual pension deposits of $360 ratably payable through 2002, inclusive. The amount of the pension to be paid to the Chairman and Chief Executive Officer will depend on and be limited to, the funds in the rabbi trust during the pension period. In addition, upon termination of his employment prior to the commencement of the pension period or upon his death, any undistributed funds in the rabbi trust would be paid to his estate, as the case may be, in satisfaction of any future obligations with respect to this pension.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

M. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES (CONTINUED)
        At December 31, 1999 and 1998, the value of the trust was $21,260 and $15,706, respectively, and is included in Other Assets and the Company's related deferred compensation obligation for the same amount is included in Other Liabilities.

        Amounts charged to expense related to the foregoing plans and benefits aggregated $30,961 in 1999, $32,266 in 1998 and $33,230 in 1997.

     2. Pursuant to an employment agreement, dated January 1, 1994, an executive officer of the Company borrowed $600 from the Company which was forgiven in $200 annual installments, the last of which occurred in 1999. The Company included $200 as compensation expense in each year that an amount was forgiven.

        In addition, a second executive officer has outstanding loans with the Company totaling $700 as of December 31, 1999 and $825 as of December 31,1998, which are reflected in Other Assets. The first loan for $125 was made in 1995 and was forgiven in 1999. The $700 additional loan to this executive officer will be forgiven by the Company in installments of $200 and $500 in 2003 and 2004, respectively, assuming his continued employment through those dates.

        In connection with a 1992 exercise of the stock options, the Company received a cash payment of $67 and a note from the Chairman and Chief Executive Officer of the Company in the amount of $3,170, due in December 2001, bearing interest at the rate of 6.06%. In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. A portion of the second note ($1,556) equal to the tax benefit received by the Company upon exercise and the full amount of the note for $3,170 are reflected in a separate component of common stockholders' equity. The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334 in 1999, 1998 and 1997.

     3. Rental expense amounted to approximately $51,943 in 1999, $44,364 in 1998 and $41,239 in 1997. Approximate minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

2000........................................................  $ 51,192
2001........................................................    49,249
2002........................................................    44,659
2003........................................................    39,263
2004........................................................    36,884
Beyond 2004.................................................   126,568
                                                              --------
                                                              $347,815
                                                              ========

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

M. RETIREMENT PLANS, DEFERRED COMPENSATION, EXECUTIVE OFFICER LOANS, LEASES AND CONTINGENCIES (CONTINUED)
     4. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on the results of operations, liquidity or financial position of the Company.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                (in thousands, except share and per share data)

N.  INDUSTRY SEGMENT AND RELATED INFORMATION

     The Company is not engaged in more than one industry segment. The Company evaluates performance by geographic region based on profit or loss before income taxes. Commissions and fees are attributed to the geographic region that generates billings. Commissions and fees, operating profit, interest income/expense, and related identifiable assets at December 31, 1999, 1998 and 1997, are summarized below according to geographic region:

                                       UNITED STATES                        EUROPE                           OTHER
                               ------------------------------   ------------------------------   ------------------------------
                                 1999       1998       1997       1999       1998       1997       1999       1998       1997
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Commissions and fees.........  $464,858   $419,469   $382,288   $478,219   $415,685   $380,675   $124,135   $100,027   $ 95,789
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Operating profit (loss)......    26,668     38,501     32,570     22,322     27,509     30,534    (16,117)   (13,353)     1,816
Interest income
 (expense) -- net............     3,699      4,677      6,366        121        853     (2,501)    (1,304)      (923)    (1,135)
Other income (expense).......     2,776      1,422      1,540         66        785        194         39       (319)       (93)
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) of consolidated
 companies before taxes on
 income......................  $ 33,143   $ 44,600   $ 40,476   $ 22,509   $ 29,147   $ 28,227   $(17,382)  $(14,595)  $    588
                               ========   ========   ========   ========   ========   ========   ========   ========   ========
Equity in earnings of
 nonconsolidated affiliated
 companies...................
Identifiable assets..........  $796,657   $608,880   $581,557   $752,662   $699,637   $457,099   $241,974   $164,431   $142,945
Investments in and advances
 to nonconsolidated
 affiliated companies........
       Total assets..........

                                           CONSOLIDATED
                               ------------------------------------
                                  1999         1998         1997
                               ----------   ----------   ----------
Commissions and fees.........  $1,067,212   $  935,181   $  858,752
                               ----------   ----------   ----------
Operating profit (loss)......      32,873       52,657       64,920
Interest income
 (expense) -- net............       2,516        4,607        2,730
Other income (expense).......       2,881        1,888        1,641
                               ----------   ----------   ----------
Income (loss) of consolidated
 companies before taxes on
 income......................  $   38,270   $   59,152   $   69,291
                               ==========   ==========   ==========
Equity in earnings of
 nonconsolidated affiliated
 companies...................  $    1,196   $      722   $    1,622
                               ==========   ==========   ==========
Identifiable assets..........  $1,791,293   $1,472,948   $1,181,601
Investments in and advances
 to nonconsolidated
 affiliated companies........      17,961       16,705       18,386
                               ----------   ----------   ----------
       Total assets..........  $1,809,254   $1,489,653   $1,199,987
                               ==========   ==========   ==========

     Commissions and fees from one client amounted to 11.2%, 13.4% and 12.8% of the consolidated total in 1999, 1998 and 1997, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Grey Advertising Inc.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1999 and 1998, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

New York, New York
February 15, 2000